Exhibit 21.1

HMS HOLDINGS CORP.

LIST OF SUBSIDIARIES

Subsidiary	State of Incorporation
Health Management Systems, Inc.	New York

HMS Business Services, Inc.(1)	New York

Permedion, Inc.(1)	New York

Reimbursement Services Group Inc.	New York

IntegriGuard, LLC (DBA — HMS Federal)	Delaware

HealthDataInsights, Inc.	Nevada

Allied Management Group Special Investigations Unit, Inc.	California

(1) Wholly-owned by Health Management Systems, Inc.

HMS HOLDINGS CORP. — 2014 Subsidiary List